Ur-Energy Inc.
(a Development Stage Company)

Unaudited Consolidated Financial Statements

March 31, 2008

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Balance Sheets

(expressed in Canadian dollars)

	March 31,	December 31,
	2008	2007
	$	$

	(unaudited)
Assets

Current assets
Cash and cash equivalents	77,438,481	26,312,757
Short-term investments	-	49,999,021
Amounts receivable	220,385	913,374
Prepaid expenses	80,311	61,488

	77,739,177	77,286,640

Bonding and other deposits (note 3)	1,497,744	1,508,576
Capital assets (note 4)	1,123,484	903,734
Mineral exploration properties (note 5)	31,375,261	31,232,372
Deferred exploration expenditures (note 5)	27,112,524	26,419,453

	61,109,013	60,064,135

	138,848,190	137,350,775

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	593,109	1,432,624

Asset retirement obligation (note 7)	188,269	181,672
Future income tax liability	1,167,000	1,167,000

	1,948,378	2,781,296

Shareholders' equity
Capital stock (note 6)	142,158,074	139,447,034
Contributed surplus (note 6)	9,030,949	8,202,595
Deficit	(14,289,211)	(13,080,150)

	136,899,812	134,569,479

	138,848,190	137,350,775

The accompanying notes are an integral part of these consolidated interim financial statements.

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

	Three months	Three months	Cumulative from
	ended	ended	March 22, 2004 to
	March 31,	March 31,	March 31,
	2008	2007	2008
	$	$	$

	(unaudited)	(unaudited)	(unaudited)
Expenses
Promotion	145,688	274,490	2,430,078
Regulatory authority and transfer agent fees	82,697	16,985	299,034
Professional fees	251,799	313,063	2,288,549
General and administrative	1,972,551	1,096,848	13,649,680
General exploration expense	98,180	194,903	1,652,964
Write-off of mineral property and deferred exploration expenditures	-	-	2,122,748
Amortization of capital assets	88,187	19,567	199,113

	(2,639,102)	(1,915,856)	(22,642,166)

Interest income	789,280	288,810	4,373,274
Foreign exchange gain (loss)	652,446	139,142	564,366
Other income (loss)	(11,685)	-	(11,685)

	1,430,041	427,952	4,925,955

Loss before income taxes	(1,209,061)	(1,487,904)	(17,716,211)

Recovery of future income taxes	-	-	3,427,000

Net loss and comprehensive loss for the period	(1,209,061)	(1,487,904)	(14,289,211)

Deficit - Beginning of period	(13,080,150)	(6,018,383)	-

Deficit - End of period	(14,289,211)	(7,506,287)	(14,289,211)

Loss per common share:
Basic and diluted	(0.01)	(0.02)

Weighted average number of common shares outstanding:
Basic and diluted	92,269,816	73,804,368

The accompanying notes are an integral part of these consolidated interim financial statements.

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Three months	Three months	Cumulative from
	ended	ended	March 22, 2004 to
	March 31,	March 31,	March 31,
	2008	2007	2008
	$	$	$
	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in)

Operating activities
Net loss for the period	(1,209,061)	(1,487,904)	(14,289,211)
Items not affecting cash:
Stock based compensation	853,144	595,076	7,618,695
Amortization of capital assets	88,187	19,567	199,113
Write-off of deferred exploration expenditures	-	-	2,122,748
Foreign exchange gain	16,597	(138,729)	(2,281,384)
Other loss (income)	15,000	-	15,000
Recovery of future income taxes	-	-	(3,427,000)
Change in non-cash working capital items:
Amounts receivable	677,989	(33,514)	(241,192)
Prepaid expenses	(18,823)	(35,534)	(80,311)
Accounts payable and accrued liabilities	(839,515)	(232,003)	(605,243)

	(416,482)	(1,313,041)	(10,968,785)

Investing activities
Mineral exploration property costs	(142,889)	(88,707)	(9,728,939)
Deferred exploration expenditures	(693,071)	(849,077)	(20,149,443)
Purchase of short-term investments	-	-	(62,829,021)
Sale of short-term investments	49,989,021	-	62,829,021
Decrease (increase) in bonding and other deposits	10,832	(345,264)	(1,497,744)
Purchase of capital assets	(307,937)	(121,590)	(1,280,006)

	48,855,956	(1,404,638)	(32,656,132)

Financing activities
Issuance of common shares and warrants for cash	2,750,000	-	122,668,053
Share issue costs	(110,000)	-	(2,563,711)
Proceeds from exercise of warrants, compensation
options and stock options	46,250	614,931	18,524,181
Payment of New Frontiers obligation	-	-	(17,565,125)

	2,686,250	614,931	121,063,398

Net change in cash and cash equivalents	51,125,724	(2,102,748)	77,438,481

Cash and cash equivalents - Beginning of period	26,312,757	28,727,824	-

Cash and cash equivalents - End of period	77,438,481	26,625,076	77,438,481

The accompanying notes are an integral part of these consolidated interim financial statements.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2008

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. ( the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporation Act on August 7, 2006. These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly - owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc. All inter- company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. Except as set out below, the accounting policies used in the preparation of the interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2007 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements for the year ended December 31, 2007.

Adption of New Accounting Pronouncements

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

• Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed (see Note 8). The new presentation standard carries forward the former presentation requirements.

• Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives, policies and processes for managing its capital structure (see Note 10).

• Section 1400, General Standards on Financial Statement Presentation. This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern. The adoption of this standard had no impact on the Company’s disclosures in these interim financial statements.

3.	Bonding and other deposits

Bonding and other deposits include $1,458,862 (December 31, 2007 – $1,397,607) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company. As at March 31, 2008, bonding and other deposits also include $38,882 (December 31, 2007 - $110,969) on deposit with trade vendors.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2008

(expressed in Canadian dollars)

4.	Capital assets

	March 31, 2008			December 31, 2008
		(unaudited)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Computers	151,598	38,184	113,414	135,865	28,988	106,877
Software	95,870	28,203	67,667	95,870	18,535	77,335
Office furniture	135,267	27,147	108,120	124,217	21,456	102,761
Field vehicles	355,951	106,257	249,694	301,057	86,011	215,046
Field equipment	682,507	97,918	584,589	456,247	54,532	401,715

	1,421,193	297,709	1,123,484	1,113,256	209,522	903,734

5.	Mineral exploration properties and deferred exploration expenditures

		Canada		USA		Total
				Lost Creek/	Other US
	Thelon	Hornby Bay	Bugs	Lost Soldier	Properties
	$	$	$	$	$	$
Mineral exploration properties:

Balance, December 31, 2007	251,634	8,711	275,225	24,235,967	6,460,835	31,232,372

Staking and claim costs	3,573	-	-	-	118,856	122,429
Labor costs	-	-	-	1,074	16,135	17,209
Outside service costs	323	-	324	-	768	1,415
Other costs	-	-	-	-	1,836	1,836

Balance, March 31, 2008 (unaudited)	255,530	8,711	275,549	24,237,041	6,598,430	31,375,261

Deferred exploration expenditures:

Balance, December 31, 2007	3,915,199	433,708	672,912	16,868,580	4,529,054	26,419,453

Environmental & reclamation costs	-	-	-	9,230	4,018	13,248
Permitting costs	(200)	-	2,160	287,063	100	289,123
Access costs	-	-	-	2,210	1,752	3,962
Geological costs	-	-	2,240	-	(3,502)	(1,262)
Geophysical costs	-	-	-	(5,146)	4,825	(321)
Drilling costs	-	-	-	5,790	27,131	32,921
Geochemical costs	-	-	-	1,432	970	2,402
Evaluation costs	-	-	-	55,592	-	55,592
Labor costs	382	-	31	126,741	68,220	195,374
Material & supply costs	-	-	-	-	1,578	1,578
Outside service costs	33,900	-	9,985	45,581	5,247	94,713
Other costs	-	-	-	4,796	945	5,741

Balance, March 31, 2008 (unaudited)	3,949,281	433,708	687,328	17,401,869	4,640,338	27,112,524

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2008

(expressed in Canadian dollars)

Thelon

The Company's Thelon Basin projects include Screech Lake, Eyeberry and Gravel Hill and are located in the Northwest Territories, Canada.

Hornby Bay

The Company's Hornby Bay projects in Nunavut, Canada included the Dismal Lake West and Mountain Lake claim groups.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option, and obtain a 100% interest, Triex was required to incur a further $500,000 in exploration spending by September 30, 2007. The Company received notice during October 2007 that the expenditure requirements had been met. The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Bugs

The Bugs property is located in the Kivalliq region of the Baker Lake Basin, Nunavut.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary of the agreement, in September 2007, 25,000 common shares were issued for an additional 30% interest. These common shares were valued at $71,500. The final instalment of 50,000 common shares were issued in December 2007 to obtain the final 58% interest. These shares were valued at $171,500. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

United States

On February 3, 2005, the Company entered into a letter of intent with Dalco Inc. (the “Dalco LOI”). Under the terms of the Dalco LOI, the Company had an option to acquire certain unpatented claims and land records for the property located in Wyoming, USA together with exploration records, drill log files and related data (collectively the “Radon Springs Property”). The Company paid Dalco US$25,000 upon signing the Dalco LOI and the Company issued 25,000 common shares to Dalco in 2005 in order to acquire a 25% interest in the Radon Springs Property.

On July 20, 2005, the Company concluded a definitive agreement with Dalco (the “Dalco Agreement”). Under the terms of the Dalco Agreement, the Company increased its interest in the Radon Springs Property to 50% by providing an additional US $50,000 and 50,000 common shares during November 2005. During November 2006, the Company increased its interest to 75% by providing an additional US $100,000 and 100,000 common shares valued at $446,000. During September 2007, the Company exercised its right to acquire the remaining 25% interest, for a 100% total interest, by providing an additional US $150,000 and 150,000 common shares valued at $469,500. Dalco retains a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 (“Yellowcake”) extracted from uranium ores from the Radon Springs Property.

On June 30, 2005, the Company entered into definitive agreements with New Frontiers Uranium LLC, a Colorado limited liability company (the “New Frontiers LOI”) to acquire certain Wyoming properties (the “New Frontiers Agreements”). Under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US $20,000,000) (see note 7). A royalty on future production of 1.67% is in place with respect to 20 claims comprising a portion of the Lost Creek project claims.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2008

(expressed in Canadian dollars)

On April 6, 2006, the Company announced it had entered into an agreement with Energy Metals Corporation (“Energy Metals”) to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming. The Company traded its Shamrock (also known as "Red Rim") and Chalk Hills projects to Energy Metals for their holdings in the Bootheel project area. Pursuant to the agreement, the Company received Energy Metals’ unpatented mining claims known as the "TD group" in Albany County, Wyoming. Energy Metals received the Company’s unpatented “F” mining claims located in the southern Great Divide Basin in Carbon and Sweetwater Counties, Wyoming along with the unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming. Under the terms of the agreement, Energy Metals and the Company have granted one another a 1/2% royalty on future production of uranium from the properties. The fair value of these properties is not reliably determinable; therefore, the accumulated historical costs of the Shamrock and Chalk Hills projects have been recorded as the accounting basis of the Bootheel property received. Historic property costs related to the Shamrock and Chalk Hills projects was $332,090 and deferred exploration costs with respect to the projects was $91,980.

On June 16, 2006, the Company entered into a data purchase agreement with Power Resources Inc. ("PRI") related to the Bootheel and Buck Point project areas. The Company paid a first installment of $99,209 (US $90,000) related to the acquisition of this data. During May 2007, the Company made a second and final payment of $99,028 (US $90,000) .The data includes drill hole logs, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from previous operators as well as historical feasibility reports. Under the terms of the agreement, the Company will provide PRI with a 1% royalty on future uranium and associated minerals produced from the property.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming, consisting of certain unpatented mining claims in four claim blocks. The Company purchased the properties for an aggregate consideration of 250,000 common shares of the Company valued at $515,000. Additionally, on September 29, 2006, the Company acquired additional unpatented mining claims relating to one of these claim blocks for cash consideration of US $41,000. Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties.

During October 2006, the Company acquired certain State of South Dakota Mineral Leases in Harding County, northwest South Dakota for cash consideration of $158,431.

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corporation and its subsidiary ("Target"). Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC. The projects cover an area of known uranium occurrences in Albany County, Wyoming in the Shirley Basin. The Bootheel and Buck Point properties contributed by the Company are comprised of certain mining claims and two state leases. The Company will make any data covering its Bootheel and Buckpoint properties, and certain other data, available to the venture with Target. Target will contribute US $3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in the Bootheel Project, LLC. The initial 50,000 common shares of Target were received during August 2007. Minimum exploration expenditures of US $750,000 are required in each year during the four year earn-in period. Target is the operator of the Bootheel Project.

During June 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC. The Hauber property is located in Crook County, Wyoming and consists of certain unpatented lode mining claims and one state uranium lease. Pursuant to the terms of the agreements, Trigon can earn a 50% ownership interest in Hauber Project LLC by contributing a total of US $1.5 million in exploration expenditures to the project over three years. Minimum exploration expenditures of US $350,000 are required in year one of the earn-in period with US $575,000 required in years two and three. Trigon will act as manager of the project. The agreements further provide that after Trigon has earned the 50% ownership interest, Trigon has the option to acquire an additional 1% ownership interest by making an additional payment of US $1.0 million for project exploration and expenditures. If Trigon does not exercise this option, the Company may do so for the same payment contribution.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2008

(expressed in Canadian dollars)

6.	Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

Issued

	Common
	Shares	Amount
	#	$

Balance, December 31, 2007	92,171,607	139,447,034

Common shares issued for cash, net
of issue costs	1,000,000	2,640,000
Exercise of stock options	37,000	71,040

Balance, March 31, 2008 (unaudited)	93,208,607	142,158,074

No Class A preference shares have been issued.

2008 issuances

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000. Total direct share issues costs were $110,000.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”). Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company. Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
		exercise price
	Number	$

Outstanding, December 31, 2007	8,010,700	2.89

Forfeit	(11,200)	4.75
Exercised	(37,000)	1.25
Granted	25,000	2.11

Outstanding, March 31, 2008 (unaudited)	7,987,500	2.90

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2008

(expressed in Canadian dollars)

As at March 31, 2008 outstanding stock options are as follows:

	Options outstanding		Options exercisable
		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number of	contractual	Number of	contractual
$	options	life (years)	options	life (years)	Expiry

1.25	2,595,800	2.7	2,595,800	2.7	November 17, 2010
2.01	75,000	3.0	75,000	3.0	March 25, 2011
2.11	25,000	5.0	2,500	5.0	March 19, 2013
2.35	1,500,000	3.1	1,500,000	3.1	April 21, 2011
2.75	424,200	3.5	424,200	3.5	September 26, 2011
2.98	50,000	4.6	16,000	4.6	October 5, 2012
3.00	437,500	4.4	140,000	4.4	August 9, 2012
3.16	50,000	4.5	50,000	4.5	September 17, 2012
3.67	200,000	4.4	64,000	4.4	July 15, 2012
4.07	30,000	4.7	9,600	4.7	November 7, 2012
4.75	2,000,000	4.2	1,080,000	4.2	May 15, 2012
5.03	600,000	3.9	200,000	3.9	February 15, 2012

	7,987,500	3.5	6,157,100	3.2

During the three month period ended March 31, 2008, the Company recorded a total of $853,144 related to stock option compensation (2007 - $1,130,356, of which $595,076 was charged to expense and $535,280 was capitalized to deferred exploration expenditures). This value was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007

Expected volatility	65%	67%
Expected option life (in years)	4.1	4.0
Risk-free interest rate	3.7%	4.3%
Expected dividend yield	0%	0%

Contributed surplus

Amounts recorded as contributed surplus in shareholders' equity relate primarily to the fair value of compensation options and stock options. Activity with respect to contributed surplus is summarized as follows:

$
Balance, December 31, 2007	8,202,595

Stock option charges	853,144
Exercise of stock options	(24,790)

Balance, March 31, 2008 (unaudited)	9,030,949

7.	Asset retirement obligation

The Company has recorded $188,269 for asset retirement obligations (December 31, 2007 – $181,672) which represents an estimate of costs that would be incurred to restore exploration and development properties to the condition that existed prior to the Company's exploration or development activities. The retirement obligations recorded relate entirely to exploration and development drill holes on the Company's Wyoming properties.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2008

(expressed in Canadian dollars)

8.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, bonding and other deposits and accounts payable. The fair value of these instruments approximates their carrying amount due to their short term to maturity.

The Company’s cash equivalents consist of Canadian dollar and US dollar denominated guaranteed investment certificates, certificates of deposit and money market accounts. These instruments are classified as held-to-maturity and carried at cost plus accrued interest. They bear interest at annual rates ranging from 2.9% to 3.8% and mature at various dates up to June 26, 2008.

The Company’s accounts receivable and accounts payable are accounted for at amortized cost.

It is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments except for US dollar foreign currency risk with respect to cash and cash equivalents and bonding deposits held in US dollars. As at March 31, 2008 the Company held approximately US$15.3 million in cash and cash equivalents and bonding deposits ($18.3 million at December 31, 2007). The Company has not entered into any foreign exchange contracts or other strategies to mitigate this risk.

9.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties. The Company operates in Canada and the United States. Capital assets segmented by geographic area are as follows:

	March 31, 2008 (unaudited)
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	1,497,744	1,497,744
Capital assets	9,598	1,113,886	1,123,484
Mineral exploration properties	539,790	30,835,471	31,375,261
Deferred exploration expenditures	7,591,289	19,521,235	27,112,524

	December 31, 2007
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	1,508,576	1,508,576
Capital assets	10,288	893,446	903,734
Mineral exploration properties	535,570	30,696,802	31,232,372
Deferred exploration expenditures	5,021,819	21,397,634	26,419,453

10.	Capital Structure

The Company’s capital structure is comprised of Shareholders’ Equity. The Company’s objectives when managing its capital structure are to i) preserve the Company’s access to capital markets and its ability to meet its financial obligations, and ii) finance its exploration and development activities.

The Company monitors its capital structure using future forecasts of cash flows, particularly those related to its exploration and development programs.

The Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust its exploration and development programs, operating expenditure plans, or issue new shares. The Company’s capital management objectives have remained unchanged over the periods presented.